VIA EDGAR AND OVERNIGHT MAIL

July 22, 2010

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010;
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 28, 2010
File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated July 20, 2010 regarding the comments of the Securities and Exchange Commission Staff (the “Staff”) related to the above-referenced filing.

In instances where management has determined that clarification would enhance reporting for Piedmont Office Realty Trust, Inc. (“Piedmont” or “the Company”), we have indicated that such modifications will be made in amended filings or future filings. We welcome the opportunity to discuss this with you and are available to do so at (770) 418-8800.

For your convenience, we have listed the responses in the same order as the comments were presented in the Staff’s letter and have repeated each comment prior to the response.

Form 10-K/A for the year ended December 31, 2009, filed April 28, 2010

Part III, page III-1

Item 10. Directors, Executive Officers, and Corporate Governance, page III-1

Comment:

1.	We note, in response to comments 5 and 7, you state that Mr. Bowers also serves as your Chief Administrative Officer, Chief Technology Officer and Corporate Secretary. Please expand your disclosure regarding his experience to reflect these roles and disclose when he began serving in each of these capacities or explain to us why you believe this disclosure is not required. Please refer to Item 401(b) of Regulation S-K.

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350, Johns Creek, Georgia 30097 Tel: 770-418-8800 Fax: 770-418-8900

www.piedmontreit.com

Mr. Daniel L. Gordon

July 22, 2010

Response:

Although Mr. Bowers does not officially hold the title of Chief Administrative Officer or Chief Technology Officer, he performs duties similar to those traditionally performed by a Chief Administrative Officer or Chief Technology Officer as set forth in the second sentence of his biographical information included on page III-4 of our Form 10K/A. His role as Corporate Secretary and Treasurer is set forth in the introductory table on page III-1 of Form 10K/A. We believe that his duties have been accurately described in accordance with Item 401 (b) of Regulation S-K and have added additional disclosure regarding how these duties impact his compensation as set forth in the revised disclosure in Attachment A to be included in our 2010 proxy statement and in an amendment to our Form 10-K.

Item 11. Executive Compensation, page III-6

Comment:

2.	Your responses to comments 5 and 7 of our letter dated June 24, 2010 indicate that you will provide additional disclosure in your proxy statement for the 2011 annual meeting. We note, however, that you have not yet filed your definitive proxy statement for the 2010 annual meeting. Please confirm that you will provide revised disclosure that is responsive to our comments in your proxy statement for the 2010 annual meeting. In addition, please amend your Form 10-K to ensure that the Part III disclosure is consistent with the revised disclosure in your proxy statement.

Response:

We will provide the revised disclosure set forth in attachment A in response to your original comments 5 and 7 in our 2010 proxy statement and in an amendment to our Form 10-K.

Comment:

3.

Your response to comment 5 of our letter indicates that, with one exception, target compensation amounts for your NEOs were either above or below the median of your peer group. In addition, your response to comment 7 indicates that actual amounts ranged from 9th to 46th percentile of the respective positional peer group match. In light of these amounts, please explain why the disclosure on page III-8 states that your objective is to target total direct compensation to the median of the peer group, or omit this statement from your disclosure.

Response:

We have omitted the statement in question from our revised disclosure as set forth in Attachment A.

Mr. Daniel L. Gordon

July 22, 2010

Comment:

4.

We note your response to comment 7 and the table showing the percentile of actual total direct compensation compared to the respective positional match of the peer group. Please revise your disclosure to include a similar table in your proxy statement. In addition, considering that the percentiles range from 9th to 46th, please remove the disclosure stating that your average across the peer group was at the 21st percentile on an absolute basis and the 20th percentile when measured as a percentage of total capitalization.

Response:

We have omitted the statement in question from our revised disclosure as set forth in Attachment A.

In addition, pursuant to the Staff’s letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon

Chief Accounting Officer

Piedmont Office Realty Trust, Inc.

CC:	Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Eric McPhee, Securities and Exchange Commission
Mr. D. Brent Wyper, Ernst & Young LLP
Mr. John J. Kelley, King & Spalding, LLP

Mr. Daniel L. Gordon

July 22, 2010

ATTACHMENT “A”

Market Reference Data

During 2009 our compensation consultant provided competitive market compensation data from proxy statements and Form 4 filings from a peer group of 13 publicly-traded REITS with a substantial office portfolio recommended by our compensation consultant. The peer group consisted of the following companies:

• Brandywine Realty Trust	• Kilroy Realty Corporation
• Brookfield Properties	• Liberty Property Trust
• Corporate Office Properties Trust	• Mack-Cali Realty Corporation
• Cousins Properties Incorporated	• Maguire Properties, Inc
• Douglas Emmett, Inc.	• Parkway Properties
• Duke Realty Corporation	• SL Green Realty Corp
• Highwoods Properties, Inc.

For 2009, the Compensation Committee approved including Brookfield Properties, Liberty Property Trust, and Parkway Properties, and eliminating Lexington Corporate Properties. All other companies are consistent with 2008. Based on an analysis comparing Piedmont to the peer group set forth above, Piedmont ranked at the 63rd and 88th percentile based on total capitalization and 2009 estimated Funds from Operations per share growth, respectively, with a higher percentile rank representing larger relative size and better relative performance.

While we apply our compensation policies to all of our named executive officers on the same basis, differences in compensation opportunities between each of our executive officers arise due to differences in each of the officers’ roles and responsibilities within our Company, as well as market pay practices. Our assessment of market pay is primarily driven by comparing our pay practices for each of our named executive officers with the pay practices for their comparable position at each of the above peer group companies. In general, our Chief Executive and Chief Financial Officers’ target compensation opportunities were compared to the peer organizations based on positional match. Because sufficient position matches were not available for the Executive Vice Presidents and Chief Accounting Officer, these positions were matched by comparing our pay practices for each of these officers with the pay practices for the top five most highly compensated individuals at each of the above peer companies. The top five most highly compensated individuals at any or all of these peer companies may not perform the same duties and responsibilities for their company as our Executive Vice Presidents and Chief Accounting Officer perform for our company; as such, our Compensation Committee places less emphasis on the market reference data in the case of the Executive Vice Presidents and Chief Accounting Officer.

The total direct compensation opportunity (based on 2009 base salary, 2009 target Short Term Incentive Compensation (“STIC”) and Long Term Incentive Compensation (“LTIC”) opportunities) as well as total direct compensation actually paid to our named executive officers (based on 2009 base salary, 2008 STIC and LTIC payments, which were the most recent available as of the date of the analysis) as compared to the total compensation opportunity and total direct compensation paid to executive officers in the peer group is as follows:

Mr. Daniel L. Gordon

July 22, 2010

Named Executive Officer	Percentile of Targeted Total Direct Compensation Opportunity as Compared to Respective Positional Match of Peer Group	Percentile of Total Direct Compensation Actually Paid as Compared to Respective Positional Match of Peer Group	Positional Match/Comparator of Peer Group

Donald A. Miller, Chief Executive Officer	49th	31st	Chief Executive Officer

Robert E. Bowers, Chief Financial Officer	74th	46th	Chief Financial Officer

Laura P. Moon, Chief Accounting Officer	38th	23rd	Fifth highest paid executive

Raymond L. Owens, EVP – Capital Markets	12th	9th	Third to Fourth highest paid executive

Carroll A. Reddic, EVP – Real Estate Operations	12th	9th	Third to Fourth highest paid executive

With respect to targeted compensation, our Chief Executive Officer’s targeted compensation opportunity approximates median market practices. Our Chief Financial Officer’s targeted compensation opportunity is higher than the median of the peer group because he also performs duties similar to a chief administrative officer and chief technology officer and serves as corporate secretary. The other executives’ targeted compensation opportunities are less than the median relative to their peers due to both their lack of positional matches as described above as well as their relatively short tenure in their positions. As actual compensation paid for each executive officer was based on below target LTIC awards as discussed in “Long-Term Incentive Compensation Plan – Grants in 2009” below, each of the executives’ actual total direct compensation paid is also less than the median of their peer comparators due to these same reasons.

In addition to considering the peer data set forth above in making decisions about our named executive officers’ compensation opportunities and actual compensation to be paid, the Compensation Committee also considers other factors such as each executive officer’s experience, scope of responsibilities, performance and prospects; internal equity in relation to other executive officers with similar levels of experience, scope of responsibilities, performance, and prospects; and individual performance of each named executive officer during their tenure with Piedmont.

Our Compensation Committee also noted that executives within the peer group in some cases receive significant value in “other” compensation which can include items such as the value of perquisites, supplemental retirement benefits, dividends paid on unvested restricted shares, and other special one-time payments. As we have not historically paid any such items, other compensation was not included in the peer comparison noted above.